FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

17 September 2014

ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the announcements dated 14 September 2014 and 15 September 2014 (the "Announcements") made by HSBC Holdings plc (the "Company"). Unless otherwise defined in this announcement, capitalised terms used herein shall have the same meanings given to them in the Announcements.

The Company is pleased to announce that all of the conditions precedent under the Subscription Agreement and the Securities Terms Agreement have been satisfied (or where permitted, waived) and the following Perpetual Subordinated Contingent Convertible Securities (together, the "Securities") were issued on 17 September 2014 in accordance with the terms of such agreements:

- EUR1,500,000,000 5.25% Perpetual Subordinated Contingent Convertible Securities (ISIN XS1111123987) (the "Euro Securities");

- US$2,250,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities (Callable September 2024 and Every Five Years Thereafter) (ISIN US404280AS86); and

- US$1,500,000,000 5.625% Perpetual Subordinated Contingent Convertible Securities (Callable January 2020 and Every Five Years Thereafter) (ISIN US404280AR04).

Application has been made for the Securities to be admitted to listing on the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Enquiries:

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Disclaimer

The Euro Securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act.

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of USD 2,754bn at 30 June 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Kathleen Casey†, Safra Catz†, Laura Cha†, Sir Jonathan Evans†,  Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                        Date: 17 September 2014